October  2,  2006

MAIL  STOP  7010
----------------

Ms.  April  Sifford                                     Faxed  to:  202-772-9368
Branch  Chief                                           ------------------------
U.S.  Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549


RE:     Battle  Mountain  Gold  Corp.  ("Registrant")
        Form  10-KSB  for  Fiscal  Year  Ended  December  31,  2005
        Filed  March  30,  2006
        Form  10-KSB/A  for  Fiscal  Year  Ended  December  31,  2005
        Filed  April  10,  2006
        Form  10-KSB/A  for  Fiscal  Year  Ended  December  31,  2005
        Filed  July  21,  2006
        Response  letter  dated  September  12th,  2006
        Form 10-KSB/A for Fiscal Year Ended December 31, 2005 Filed October 3, 2006
        Response  letter  dated  October  2,  2006
        File  Number  0-50399

Dear  Ms.  Sifford:

In response to your comment letter of August 7, 2006, the Company respectfully submits the following responses to the remaining questions of your enumerated paragraphs.

FORM  10-KSB/A  FOR  THE  FISCAL  YEAR  ENDED  DECEMBER  31,  2005

DESCRIPTION  OF  BUSINESS,  PAGE  4
-----------------------------------

1)   The information  and  references  have  now  been  removed.

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES, PAGE F-6
------------------------------------------------------------------


2. The Company adopted the fair value recognition provisions of SFAS No. 123 soon after its inception in January 2004, prior to the release of SFAS No. 123(R) in December 2004. Further, based on the terms for all currently outstanding stock options (including the modified awards), the adoption of 123(R) does not materially impact the Company's financial statements.

     The Company has recognized the full fair value of all outstanding stock options as all of the awards are fully vested, therefore, no further incremental compensation costs related to currently outstanding awards will be recognized.

     The impact of the adoption of SFAS No. 123(R) will be dependant on the terms of any future awards when awarded, if any. Since the fair value of all currently outstanding stock option awards has been recognized and the terms of any future awards are currently unknown, it is impossible to quantify the impact of SFAS 123(R) until the issuance of such awards, if any.

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3.   The Company  has  revised  its  financial statements for the recognition of stock based compensation and added the required disclosures for the correction of error as below in your comment #4.

     a. Does not apply as the Company did not have a change in accounting principle.
     b. As disclosed in the 10-KSB, and in accordance with paragraph 35 of SFAS 123, the Company exchanged a previously issued award for one that is more valuable, therefore, treating the new award being exchanged for the old award and recognizing the additional incremental compensation cost.
     c.   Restated  amounts  are  labeled  related  to  comment  #4.
     d. Applicable amended Form 10-QSB will be filed upon acceptance of the amended 10-KSB information.
     e. The additional $74,711 included in the restated net loss of $1,793,922 relates to additional stock based compensation expense. The additional amount relates to 200,000 options issued to a former officer of which the validity of the transaction was being disputed. The dispute was subsequently settled and the options were recognized at their fair value on the date of the grant.

Note 10. Stock Option Plan, Page F-16
-------------------------------------

4. The Company has amended the 2005 Form 10-KSB to include the necessary disclosures related to the correction of errors related to accounting for stock based compensation. The April 10, 2006 filing erroneously accounted for stock based compensation under APB 25 when in fact the Company adopted SFAS 123 in early 2004.

5. The calculated fair value of the options was immaterial and not factually supportable based on the Company's stage of development and thinly traded underlying stock. Please see our response letter dated September 12, 2006 for further information.

6. The Company accounted for and disclosed the April 2005 amendment of the terms of the stock option plan in accordance with paragraph 35 of SFAS 123. The amended footnote discloses the amount directly attributable to the modified awards.

7. The Company's currently outstanding stock options (issued in 2005) were at or out of the money on the date of issuance resulting in the options having no intrinsic value, therefore, under existing tax laws and in accordance with paragraph 41 of SFAS 123, none of the recognized compensation costs were deductible for tax purposes. Further, in accordance with paragraph 42 of SFAS 123, since the recognition of the compensation cost did not result in an allowable deduction under current tax laws it did not result in a deductible temporary difference for the application SFAS 109. Based on the recognized compensation expense not resulting in a tax deductible expense no amendment to the current income tax footnote is deemed necessary.

CLOSING  COMMENTS
-----------------

In  addition,  the  Registrant  hereby  acknowledges  that:

     1. the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
     2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     3. the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments regarding these matters, please do not hesitate to contact me.

Thank  you  again  for  your  kind  cooperation  and  assistance.

Very  truly  yours,


/s/Mark  Kucher
Mark  Kucher
Chairman  and  CEO


cc:   Michael  J.  Morrison,  Esq.
      Chisholm, Bierwolf & Nilson

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